EXHIBIT 99.2

Bezeq - The Israel Telecommunication Corp. Ltd. (the “Company”)

To:	The Tel Aviv Stock Exchange
The Israeli Securities Authority

Immediate Supplementary Report; Pelephone - Cellcom Cooperation Agreement

Further to the Company’s immediate report of July 9, 2015 and further to the description in the chapter containing a description of the Company’s business affairs in its 2015 periodic report, the Company provides notification that it was notified by its subsidiary, Pelephone Communications Ltd. (“Pelephone”) that it had decided against implementing the cooperation agreement for the maintenance of passive components on cellular sites (by means of an external contractor who was to have been selected) which it had executed with Cellcom Israel Ltd. (“Cellcom”) on September 21, 2014.

Pelephone decided to handle the anticipated operational savings from the abovementioned agreement by means of internal processes to be carried out by Pelephone employees in lieu of outsourcing through the aforementioned contractor.

The above summary constitutes a translated summary of Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.